FIRST AMENDMENT TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

SOUTH STREET FINANCIAL CORP.

(Name of Issuer)

SOUTH STREET FINANCIAL CORP.

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

840486102

(CUSIP Number of Class of Securities)

R. Ronald Swanner

155 West South Street

Ablemarle, NC 28001

(704) 982-9184

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$768,640	$82.24

*	Calculated solely for the purpose of determining the filing fee, which was based upon the option price of $10.00 per share (whereby the Company would purchase Series A Preferred Stock at $10.00 per share) multiplied by the estimated number of shares of common stock held by holders of record of fewer than 750 shares as of June 5, 2006, which shares would be converted to Series A Preferred Shares and would be subject to exercise of the option as a result of the Conversion (76,864 shares).

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $82.24

Form or Registration No.: Schedule 13E-3

Filing Party: South Street Financial Corp.

Date Filed: December 11, 2006

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3 is filed by South Street Financial Corp. (the “Company”) in connection with its proposed conversion of all outstanding shares of Common Stock held by record shareholders owning less than 750 shares to a new class of Series A Preferred Stock (the “Conversion”). Following the Conversion, the Company will have fewer than 300 shareholders of its common stock and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith are (i) the notice of special meeting of shareholders and a revised preliminary proxy statement (the “Proxy Statement”) and (ii) revised form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders anticipated to be held in February or March 2007 (the “Special Meeting”). At the Special Meeting, the shareholders will be requested to vote on a proposed amendment to the Company’s Articles of Incorporation, which will authorize the new class of Series A Preferred Stock and the Conversion. The amendment would also grant the shareholders whose shares were converted to Series A Preferred Stock an option to sell all such stock received as a result of the Conversion to the Company at a price of $10.00 per share. The option will expire 30 calendar days following the effective date of the Conversion.

The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Amendment No. 1 to Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with a revised preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-KSB and quarterly report on Form 10-QSB as specified below.

This Amendment No. 1 to Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the company is South Street Financial Corp. (the “Company”). The Company’s principal executive office is located at 155 West South Street, Albemarle, NC 28001, and its business telephone number is (704) 982-9184.

(b) As of November 28, 2006, the Company had 2,954,696 shares of common stock, no par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company – Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company – Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The information required by this Item is set forth under “Information About the Company – Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13E-3 relates is South Street Financial Corp. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Company – Officers and Directors” and “–Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

(c) The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “Information About the Company – Officers and Directors” and such information is incorporated herein by reference. None of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Recapitalization”, and “Additional Special Meeting Information – Vote Required for Approval” and incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of Recapitalization”, “Special Factors – General Effects of Recapitalization”, “Special Factors – Additional Effects of Recapitalization on Affiliated Stockholders”, and “Special Factors – Additional Effects of Recapitalization on Non-Affiliated Stockholders” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization – Dissenters’ Rights” is incorporated herein by reference.

(e) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law. The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) The information required by this item is set forth in the Proxy Statement under the caption “Special Factors – General Effects of Recapitalization – Liquidity of Stock” which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Company – Security Ownership of Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(2)	The information included in the Proxy Statement under the caption “Information About the Company – Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	The information included in the Proxy Statement under the caption “Information About the Company – Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information in the Proxy Statement under the caption “Description of the Amendment and Recapitalization – Anticipated Accounting Treatment” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Purposes of the Recapitalization”, “Special Factors – General Effects of the Recapitalization”, “Special Factors – Business of the Company after the Recapitalization”, and “Description of the Amendment and Recapitalization” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Background of the Transaction”, and “Special Factors – Purposes of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Background of the Transaction”, “Special Factors – Purposes of the Recapitalization”, “Special Factors – Other Alternatives Considered”, and “Special Factors – Recommendation of Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Special Factors – Purposes of the Recapitalization”, “Special Factors – General Effects of the Recapitalization”, “Special Factors – Additional Effects of Recapitalization on Affiliated Stockholders”, “Special Factors – Additional Effects of Recapitalization on Non-Affiliated Stockholders”, “Special Factors – Business of the Company after the Recapitalization” and “Special Factors – Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of Board of Directors; Fairness of the Recapitalization”, “Special Factors – Opinion of Financial Advisor” and “Special Factors – Background of the Transaction” is incorporated herein by reference.

(b) The information set forth in “Special Factors – Opinion of Financial Advisor” of the Proxy Statement is incorporated herein by reference.

(c) The written opinion dated August 10, 2006 (and the letter dated December 6, 2006, which updates the August 10 opinion) delivered to the Company’s Board of Directors by Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”) will be made available for inspection and copying at the principal executive offices of the Company at 155 West South Street, Albemarle, NC 28001 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of Howe Barnes’ August 10, 2006 written opinion and December 6, 2006 letter updating its August 10 opinion will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder. In addition, the information set forth in the Proxy Statement under the caption “Special Factors – Opinion of Financial Advisor” as well as Appendix B and Appendix C to the Proxy Statement titled “Opinion of Financial Advisor” and “Bring Down Letter of Financial Advisor,” respectively, are incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the captions “Special Factors – General Effects of the Recapitalization” and “Description of the Amendment and Recapitalization – Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization – Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the caption “Information About the Company – Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days. The information set forth in the Proxy Statement under the caption “Information About the Company – Common Stock of the Company” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the captions “Information About the Company – Security Ownership of Officers, Directors and 5% Shareholders”, “Additional Special Meeting Information – Who Can Vote at the Special Meeting”, “Additional Special Meeting Information – Participants in the Bank’s ESOP” and “Special Factors – Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The financial statements and accompanying notes to the financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, and (ii) the Company’s quarterly report on Form 10-QSB for the period ending September 30, 2006, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Financial Information of the Company”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Financial Information of the Company – Consolidated Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Proxy Statement under the caption “Additional Special Meeting Information – Solicitation of Proxies” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

ITEM 16. EXHIBITS.

Exhibit No.	Description

16(a)(2)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Letter to Shareholders from R. Ronald Swanner, President and Chief Executive Officer [To be filed with an amendment.]

16(a)(5)(ii)	Letter to participants in the Employee Stock Ownership Plan of South Street Financial Corp., along with corresponding instruction card

16(a)(5)(iii)	Press Release dated December 11, 2006***

16(c)(1)	Presentation dated July 14, 2005 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(2)	Presentation dated October 27, 2005 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(3)	Presentation dated May 3, 2006 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(4)	Presentation dated August 10, 2006 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(5)	Opinion of Financial Advisor dated August 10, 2006****

16(c)(6)	Bring Down Letter of Financial Advisor dated December 6, 2006*****

16(d)	South Street Financial Corp. Stock Option Plan******

16(f)	The information set forth in “Description of the Amendment and Recapitalization – Dissenters Rights” of the Proxy Statement and Appendix D to Exhibit 16(a)(2)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s revised Schedule 14A, filed with the SEC on January 19, 2007.
**	Incorporated by reference to the Company’s Schedule 13E-3 filing on December 11, 2006.
***	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on December 11, 2006.
****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).
*****	Incorporated by reference to Appendix C to Exhibit 16(a)(2)(i).
******	Incorporated by reference to the Company’s Form S-8, filed with the SEC on February 11, 1998.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTH STREET FINANCIAL CORP.

By:	/s/ R. Ronald Swanner
R. Ronald Swanner
President and Chief Executive Officer

Dated: January 19, 2007

EXHIBIT INDEX

Exhibit No.	Description

16(a)(2)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Letter to Shareholders from R. Ronald Swanner, President and Chief Executive Officer [To be filed with an amendment.]

16(a)(5)(ii)	Letter to participants in the Employee Stock Ownership Plan of South Street Financial Corp., along with corresponding instruction card

16(a)(5)(iii)	Press Release dated December 11, 2006***

16(c)(1)	Presentation dated July 14, 2005 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(2)	Presentation dated October 27, 2005 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(3)	Presentation dated May 3, 2006 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(4)	Presentation dated August 10, 2006 of Howe Barnes Hoefer & Arnett, Inc.**

16(c)(5)	Opinion of Financial Advisor dated August 10, 2006****

16(c)(6)	Bring Down Letter of Financial Advisor dated December 6, 2006*****

16(d)	South Street Financial Corp. Stock Option Plan******

16(f)	The information set forth in “Description of the Amendment and Recapitalization – Dissenters Rights” of the Proxy Statement and Appendix D to Exhibit 16(a)(2)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s revised Schedule 14A, filed with the SEC on January 19, 2007.
**	Incorporated by reference to the Company’s Schedule 13E-3 filing on December 11, 2006.
***	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on December 11, 2006.
****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).
*****	Incorporated by reference to Appendix C to Exhibit 16(a)(2)(i).
******	Incorporated by reference to the Company’s Form S-8, filed with the SEC on February 11, 1998.